77I(b) - Attached is the Class A Shares Exhibit to the Multiple Class Plan of Federated Government Ultrashort Duration Fund a portfolio of Federated Institutional Trust. The information contained in the attached Exhibit serves as the description of Class A Shares as required by this Item.







































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